July 7, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST CLOSES ACQUISITION OF U.S. OIL AND GAS ASSETS

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– PrimeWest Energy (PrimeWest) today announces the closing of the acquisition of producing oil and gas assets located in Montana, North Dakota and Wyoming for total consideration of approximately US$300 million (C$330 million using a Canadian to U.S. dollar exchange rate of 0.90).

The acquisition establishes a new operating area for PrimeWest within the Williston Basin, providing considerable water flood and development drilling potential.  The acquisition increases Company Interest production by approximately 3,200 barrels of oil equivalent (BOE) per day, comprised of 94% crude oil and 6% natural gas.  Approximately 80% of the crude oil production is light crude oil, produced from the Mississippian and Devonian formations with an average 37-degree API.  The remaining crude oil produced has an average 18-degree API.

The major fields acquired are Flat Lake, Dwyer, and Goose Lake in Montana; Rival, Grenora, Alexander, Wiley, Glenburn and Sherwood in North Dakota; and Rocky Point in Wyoming.  The most prolific field is Flat Lake, which is geologically similar to the producing fields found immediately north of the Canada/U.S. border in the Province of Saskatchewan.

Development Potential – Acquired Assets

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Over 400 million barrels (MMbbls) of original oil in place (OOIP) with an average recovery to date of 17%.

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Based on an independent reserves evaluation dated April 1, 2006, conducted by GLJ Petroleum Consultants Ltd. (GLJ), remaining Company Interest reserves are estimated as: 10.9 MMbbls Proved Developed Producing (PDP), 20.4 MMBbls Total Proved (TP) and 28.9 MMbbls Proved plus Probable (P+P) reserves, consisting of 94% crude oil.

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Under-developed properties with Ratcliffe, Nisku and Red River carbonates currently on 80 to 160 acre spacing provide water flood upside.

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Long Reserve Life assets (PDP = 9.3 years; TP = 17.4 years; P+P = 24.8 years)

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Land base of 47,000 net acres (89% working interest, no value assigned)

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Purchase price of the acquired assets does not include value expected to be realized from PrimeWest identified water flood and horizontal drilling upside.

Key Attributes of the Acquired Properties

Flat Lake, Montana

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The Flat Lake property is located in Montana, bordering Saskatchewan, Canada to the north and North Dakota to the east.

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The Flat Lake property is 100% owned and operated, representing 48% of total reserves acquired and 52% of total value.

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This property produces 1,009 BOE/day of Company Interest production;

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2005 Operating Costs of US$9.65 per BOE;

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Production from the Mississippian, Ratcliffe and Nisku formations, with additional production from the Red River and Bird Bear formations;

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Ratcliffe OOIP of 110 MMbbls, 34-degree API sweet oil (17% recovered to date);

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Nisku OOIP of 45 MMbbls (5% recovered to date);

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In conjunction with GLJ, PrimeWest has identified 78 potential drilling locations, with development capital estimated at US$75 million.

Rival, North Dakota

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Located 5 miles south of the U.S./Canada border, this play was discovered in 1957 and unitized in 1960.

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The Vuggy reservoir was developed on 160 acre spacing with no downspacing until 1992.

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Development using horizontal technology similar to that employed in SE Saskatchewan, coupled with pressure maintenance, will maximize recoveries from this reservoir horizon. There are currently 12 producing Vuggy horizontal wells.

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Rival is 99.2% owned and operated, producing an estimated 353 BOE/day Company Interest production.

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2005 Operating of Costs US$8.36/BOE.

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Producing from the Mississippian Rival member, which is stratigraphically equivalent to the Vuggy at Weyburn, Saskatchewan.

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OOIP for Vuggy is 59.7 MMbbls; 40-degree API sweet oil (24% recovered to date);

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Infill drilling and additional opportunities for high volume lift.

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In conjunction with GLJ, Prime West has identified 21 potential drilling locations with development capital estimated at US$25 million.

Dwyer, Montana

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The Dwyer property is located south of Flat Lake in Montana.

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This property produces 611 BOE/day of Company Interest production.

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Ratcliffe OOIP of 48 MMBbls; 36-degree API sweet oil.

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2005 Operating Costs of US$6.74/BOE.

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Purchase includes licensed 3D seismic data.

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Water flood optimization required which may include additional horizontal wells and vertical injection.

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Current water flood under-performing with estimated recoveries of 21% or less.

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EPIC Consulting Ltd. (Epic) estimates that recovery from an optimized water flood could exceed 30%.

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In conjunction with GLJ, PrimeWest has identified 16 potential drilling locations, with development capital estimated at US$19 million.

Rocky Point, Wyoming

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The Rocky Point Play is located in Northeast Wyoming and was discovered in 1962.

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The property consists of unit and non-unit lands, with medium sour oil production (18-degree API, with 2% sulphur, sweet solution gas) producing from sand dunes of the Minnelusa Formation.

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The property is 100% owned and operated, producing 618 BOE/day of Company Interest production.

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2005 Operating Costs of US$6.31/BOE.

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Optimization in terms of high volume lift possible.

GLJ Reserves Evaluation

The present value of the acquired reserves on a Proved plus Probable basis is estimated at US$356.5 million.

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As at April 1, 2006		Present Value (US$ millions)
		PV10
Reserves Category	GLJ Company Interest Reserves (MMBOE)	Before Tax	After Tax (1)
PDP	10.9	193.2	161.6
TP	20.4	326.0	272.9
P+P	28.9	425.9	356.5

 (1)  GLJ’s fully taxed value is uplifted by a factor of 1.25 to account for the tax sheltering effect of writing off the acquisition costs.

Net Asset Value

The present value of the acquired assets using a 10% discount rate, is estimated by GLJ at US$356.5 million after tax, assuming a crude oil price of US$70/Bbl to 2010, escalated by 2% per year thereafter.  This value does not include additional development upside that PrimeWest believes can be realized from the assets.

As at April 1, 2006	GLJ Company Interest Reserves (MMBOE)	Value US$ millions	US$/BOE
PDP – After Tax NPV10 (1)	10.9	$ 161.6	$ 14.82
PUD – After Tax NPV10 (1)	9.5	$ 111.3	$ 11.72
Probable – After Tax NPV10 (1)	8.5	$ 83.6	$ 9.84
Net Asset Value	28.9	$356.5	$ 12.34

(1)   GLJ’s fully taxed value is uplifted by a factor of 1.25 to account for the tax sheltering effect of writing off the acquisition costs.

Development Capital

PrimeWest’s total inventory of future development opportunities is now approximately C$1 billion. In addition to the previously announced 2006 capital development program of C$275 million, PrimeWest plans to invest approximately C$23 million on the U.S. properties, which will provide for the drilling of 3 wells, well reactivations, injection conversions and high volume lift, bringing the total 2006 capital development program to approximately C$300 million. Previously disclosed development activities will continue on the Conventional, Tight Gas, Shallow Gas and Coalbed Methane (CBM) plays in Canada.

In conjunction with GLJ estimates, PrimeWest has identified approximately 160 drilling locations on the U.S. properties to drill over the next several years.  The majority of the additional drilling locations consist of infill horizontal wells. PrimeWest forecasts investing approximately C$50 million of development capital in the U.S. properties for each of the next three years.  Additional opportunities include higher density infill drilling, water flood optimization and potential enhanced recovery oil projects.  The following table provides an

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overview of the revised development capital forecast for 2006, incorporating the acquisition of the U.S. assets.

			2006 Forecast
Play Type	Future Development Opportunities (C$MM)	Scope	Total Development Capital (C$MM)	Gross Wells
Tight Gas:	$425	Approximately 110 gross locations dependent on drainage area and reservoir.	$70 - $80	38
Conventional	$225	Approximately 100-150 wells including multi-zone gas targets at Wilson Creek and Valhalla.	$100 - $110	68
SE Alberta Shallow Gas	$50	Ongoing downspacing to 4 or 8 wells per section.	$30-$35	90
Coalbed Methane	+/- $100	2006 evaluation program underway to provide additional clarity of CBM future.	$5-$10	13
U.S. Oil and Gas Assets	+/- $200	Approximately 160 drilling locations identified including infill drilling, well reactivations and high volume lift and injector conversions.	$23	3
Land, Seismic & Maintenance			$42
Total	+/- C$1,000		Approximately C$300	212

As previously announced, the transaction was financed through PrimeWest's existing credit lines plus a supplementary credit line of C$250 million.

PrimeWest will be hosting a conference call and webcast at 8:00 AM, Calgary time, (10:00 AM EST) Monday, July 10, 2006 to review details pertaining to the asset acquisition. Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time: Toronto and area – 1-416-340-8010; or toll-free outside Toronto – 1-866-540-8136. A replay of the conference call will be available until Monday, July 17, 2006 by dialing in Toronto and area: 1-416-695-5800; or toll-free outside Toronto - 1-800-408-3053 and providing verbal passcode 3192297. To participate in the live webcast, please visit www.primewestenergy.com. The webcast will also be archived shortly following the presentation.

PrimeWest is a Canadian-based conventional oil and gas royalty trust, headquartered in Calgary, Alberta.  The Trust actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol

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“PWX”.  Five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the Seven-year Convertible Debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

Diane Zuber

Investor Relations Advisor

403-699-7356

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

This news release contains forward-looking or outlook information with respect to PrimeWest. Certain statements contained in this news release constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "should", "believe", "outlook" and similar expressions are intended to identify forward-looking statements. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this news release. These statements speak only as of the date of this news release or as of the date specified in this news release, as the case may be.